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                   SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
    DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES FOR FUTURITY
                    PROTECTOR, ACCUMULATOR AND SURVIVORSHIP
                   VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                        Pursuant to Rule *6e-3(T)(b)(iii)

This document sets forth the administrative procedures that will be followed by Sun Life Assurance Company of Canada (U.S.) (the "Company", "our" or "we") in connection with the issuance of the policies referenced above, the transfer of assets held thereunder, and the redemption of interests present thereunder.

If insurance is issued on a group basis, references to "policy" should be replaced with "certificate". Written notice must always be provided to the Company's prinicipal office and be in a form satisfactory to the Company.

I.     ISSUANCE OF POLICY

An application must be submitted to the Company's principal office. The policy is offered on a medical underwriting basis which may require medical examinations. The application is reviewed to determine insurability of the proposed insured(s) in accordance with our underwriting procedures and we reserve the right to reject an application which does not meet our underwriting standards. If a substandard risk is accepted, increased cost of insurance charges and/or additional flat extra charges will be imposed.

An initial premium is required. If the premium accompanies the application, it will be held in the general account during the underwriting process. If the application is accepted and a policy is issued, the premium will be applied to the policy on the effective date of coverage. If the application is rejected, the premium will be refunded.

The policy owner has a period of time to return the issued policy for a refund equal to the sum of (1) the difference between the premium payments made, including fees and charges, and the amounts allocated to the variable subaccounts, (2) the value of the amounts allocated to the variable subaccounts on the date the cancellation request is received, less (3) any fees or charges imposed on amounts allocated to the variable subaccounts. In some states, the refund is equal to the premium paid. During this period, the premium is allocated to a money market subaccount or to the fixed account. Once the period has expired, the premium will be allocated in accordance with the investment allocations designated on the application. The investment allocations consist of variable subaccounts and a fixed account.

II.    PREMIUM

The initial premium is calculated based on the underwriting class, age and sex of the insured(s) and the amount of coverage elected. Premium may be paid on an annual direct, semi-annual direct and quarterly direct basis and by pre-authorized check on a monthly basis. The premium amount or billing mode may be changed at any time. We may impose limits on the number and amount of premium payments but will never reject a payment necessary to keep coverage in force. We will reject that portion of a premium payment which would cause the policy to fail qualification as life insurance under section 7702 of the Internal Revenue Code or any successor provision.

The policy remains in force as long as the cash surrender value exceeds the monthly deductions. The monthly deductions consist of an expense charge, a mortality and risk expense charge, and a cost of insurance charge. Cost of insurance rates are determined by us and based upon expectations of future experience with respect to mortality, persistency, interest, expenses and taxes.

Values in the variable subaccounts will vary with investment experience. An annual effective rate of no less than 3% will be earned by values in the fixed account.


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III.   FACE AMOUNT AND DEATH BENEFIT OPTION CHANGES


The face amount may be increased after the first policy year and may be decreased after the fourth policy year. An increase is effective on the policy anniversary next following the date the request for increase is approved. Evidence of insurability will be required for an increase. A decrease is effective on the monthly anniversary on or next following the date the request is received. Surrender charges may be imposed on decreases (first, to the most recent increase; then to the next most recent increase in reverse chronological order; then to the initial face amount).


The death benefit option may be changed after the first policy year. A change will be effective on the policy anniversary next following the date the request for change is approved. Evidence of insurability may be required.

IV.    TRANSFER PROCEDURES

Subject to limits imposed by the Company and the Funds (in which the variable subaccounts invest), values may be transferred among variable subaccounts. If the number of transfers within one policy year exceeds 12, we may impose a fee on the additional transfers. Transfers may be made to the fixed account. Transfers from the fixed account are limited to one annually, with the amount not exceeding the greater of 25% of the value of the fixed account and $5000. Transfer requests may be made via telephone if proper authorizations have been completed.

V.     REDEMPTION PROCEDURES

The policy may be surrendered for its cash surrender value at any time. The cash surrender value is established at the end of the valuation period during which the surrender request was received and is the value of the variable subaccounts and the fixed account less surrender charges and policy debt.

After the first policy year, a partial withdrawal of no less than $500 may be requested. Prior to the eleventh policy year, the maximum partial withdrawal is 20% of the cash surrender value. A partial withdrawal may not be processed if the face amount after the withdrawal will fall beneath the minimum level established at issue.

A loan may be requested at any time for up to 90% of the cash surrender value. For Futurity Accumulator and Futurity Survivorship, the loan interest rate in policy years 1-10 is 4% annually and 3% thereafter. For Futurity Protector, the loan interest rate in policy years 1-15 is 4% annually and 3.5% thereafter.

The death benefit will be paid upon our receipt of due proof of the insured's death, or both insured's deaths as the case may be. Payment will be made to the primary beneficiary(s). If there is no primary beneficiary living, payment will be made to any contingent beneficiary(s). If there is no contingent beneficiary living, payment will be made to the insured's estate, or to the estate of the last insured to die as the case may be. The death benefit is decreased by any outstanding policy debt.

Once the proper payment of any monies is established, payment will generally be made within 7 days. Payment may be delayed if the New York Stock Exchange is closed for reasons other than customary weekend and holiday closings.